# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HILLEVAX, INC., CIK 0001888012
CUSIP: 43157M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 HARRISON AVE, SUITE 500, BOSTON, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0001395064
Persons authorized to receive notices and communications: Paul Sundberg, 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku, Tokyo, Japan (M0), 103-8668, 81-3-3278-2111

## Reporting persons
- Takeda Pharmaceutical Company Limited (CIK 0001395064): type of reporting person: other (OO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Takeda Vaccines Inc. (CIK 0001905616): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HILLEVAX, INC.
Address of issuer's principal executive offices: 321 HARRISON AVE, SUITE 500, BOSTON, Massachusetts (MA), 02118
Comment: This Amendment No. 1 ("Amendment") to Schedule 13D (the "Statement") amends the Statement originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 9, 2022, with respect to the common stock, par value $0.0001 per share (the "Common Stock") per share of Hillevax, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 321 Harrison Avenue, Boston, Massachusetts 02118. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Statement. Except as set forth below, all previous Items and disclosures set forth in the Statement remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The cash tender offer (the "Tender Offer") by XOMA Royalty Corporation, a Nevada corporation ("Parent") and XRA 4 Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of the Common Stock (collectively, the "Shares" and each, a "Share") at an offer price of (i) $1.95 per Share and (ii) one non- transferable contractual contingent value right ( "CVR"), expired as scheduled at one minute after 11:59 p.m., Eastern Time, on September 15, 2025 (the "Expiration Time") and closing of the Tender Offer was announced September 17, 2025. As all conditions to the Tender Offer were satisfied or waived, on September 15, 2025, Parent irrevocably accepted for payment all Shares validly tendered into and not validly withdrawn from the Tender Offer and paid for all such Shares in accordance with the Tender Offer.
On September 17, 2025, following the consummation of the Tender Offer, upon the terms and conditions set forth in the Agreement and Plan of Merger, dated as of August 4, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger (the "Merger") became effective. In the Merger, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Company ceased to be a publicly traded company and became a privately held company and a subsidiary of Parent.
At the effective time of the Merger (the "Effective Time"), all 6,724,000 Shares held by the Reporting Persons and each other Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive (i) an amount in cash equal to $1.95 per Share, without interest, and subject to deduction for any required tax withholding and (ii) one CVR.
As a result of the Merger, the Common Stock will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market ("Nasdaq") and the Company will cease to be a publicly traded company. On September 17, 2025 Hillevax requested that Nasdaq file an application on Form 25 with the SEC to withdraw registration of the Common Stock under the Securities Exchange Act of 1934 (the "Exchange Act"). The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15.
The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Company, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving corporation), causing a class of securities of the Company to be delisted from a national securities exchange, a class of equity securities of the Company becoming eligible for termination of registration and a change in the Company's articles of incorporation and bylaws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, the Reporting Persons do not beneficially own any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment, the Reporting Persons do not beneficially own any Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: At the Expiration Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information disclosed under Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement, Exhibit 1.A: Schedule A

## Signatures
- Takeda Pharmaceutical Company Limited: /s/ Paul Sundberg, Paul Sundberg / Authorized Signatory (09/19/2025)
- Takeda Vaccines Inc.: /s/ Max Heuer, Max Heuer / Authorized Signatory (09/19/2025)